EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen to Hold Analyst and Investor Day in New York

A live webcast of the presentations will be available via the Company’s website

TEL AVIV, Israel, May 27, 2015 – Compugen Ltd. (NASDAQ: CGEN) will hold an Analyst and Investor Day in New York on Monday, June 8, 2015, from 9:00 a.m. to 11:00 a.m. ET. A live webcast of the event will be available via the Investors section of Compugen’s website at www.cgen.com. An archived replay of the webcast will be available on the website until July 15, 2015.

Presentations will be presented by members of Compugen’s management team. The event will also feature a presentation by Professor Drew Pardoll, M.D., Ph.D., Professor of Oncology, and Director, Cancer Immunology Program at Johns Hopkins School of Medicine, the Sidney Kimmel Comprehensive Cancer Center.   Prof. Pardoll is a member of Compugen’s Scientific Advisory Board.

About Compugen
Compugen is a leading predictive drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then advanced in its Pipeline Program. The discovery and development of monoclonal antibody therapeutic candidates against selected Compugen-discovered novel target candidates is performed by Compugen’s wholly-owned US subsidiary located in South San Francisco. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. For additional information, please visit Compugen's corporate website at www.cgen.com.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892